CooTek (Cayman) Inc.

11F, T2, No.16 Lane 399 Xinlong Road, Minhang District

Shanghai, 201101

People’s Republic of China

December 22, 2022

VIA EDGAR

Ms. Megan Akst

Ms. Kathleen Collins

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CooTek (Cayman) Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on April 29, 2022 (File No. 001-38665)

Dear Ms. Akst and Ms. Collins,

This letter sets forth the Company’s responses to the comments contained in the letter dated November 10, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “2021 Form 20-F”) and the Company’s response letter submitted on October 27, 2022.

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) to amend its 2021 Form 20-F as a partial amendment to address certain comments from the Staff in relation to the 2021 Form 20-F via EDGAR.

The Company has responded to the Staff’s comments by filing Amendment No.1 to amend the disclosure in 2021 Form 20-F, or by providing an explanation if the Company has not so revised the 2021 Form 20-F. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021
Financial Information Related to the VIE’s, page 8

1.	We note your response to our prior comment 5. The line item “Equity in (loss) income from subsidiaries and share of loss from VIEs” in your proposed revised disclosures appears to imply an equity relationship exists between the WFOE and the VIEs. Please revise to present the share of (loss)/income from VIEs in a separate line item from the equity in (loss) income from subsidiaries. Also, we note that the amounts included in this line item for each column, as adjusted for the amounts in the eliminations column, do not foot across to the consolidated total in your current proposed disclosures in Appendix I. Please ensure this is corrected when you revise the consolidating income statement to address this comment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 10 and 11 of the Amendment No.1.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 22, 2022

Item 15. Controls and Procedures, page 150

2.	Please amend the filing to disclose management’s assessment of your internal control over financial reporting (ICFR) as effective as noted in response to comment 12 in your letter dated September 2, 2022. Also, ensure you incorporate all proposed changes provided in each of your previous response letters, including the comments herein, in your amended Form 20-F when filed.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Amendment No.1.

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If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 21 6485 6352 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8233 or haiping.li@skadden.com.

Very truly yours,

/s/ Karl Kan Zhang
Karl Kan Zhang
Chairman of the Board of Directors and Chief Technology Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Kelly Yu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP